SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

MATERIAL FACT

São Paulo, December 9, 2025 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ), in compliance with Federal Law 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), with CVM Instruction 44 of August 23, 2021, and CVM Resolution 80 of March 29, 2022, as amended, in line with corporate governance best practices, hereby informs its shareholders, investors and the market that:

(i) the Company maintains its capital expenditures estimate (CAPEX) for fiscal year 2025, in the total amount of R$13.3 billion (thirteen billion, three hundred million reais), as disclosed in the Material Fact dated August 6, 2025.

(ii) the Company’s Board of Directors, at a meeting held today, approved the CAPEX estimate for fiscal year 2026 in the total amount of R$10.9 billion (ten billion, nine hundred million reais), as detailed below.

CAPEX (R$ billion)	2025	2026
Maintenance	7.8	7.3
Expansion, Modernization and Other	1.5	0.8
Land and Forests	3.1	2.6
Subtotal	12.4	10.7
Cerrado Project	0.9	0.2
Total	13.3	10.9

In relation to the “Maintenance” CAPEX for 2026, the lower disbursement compared to the previous year is mainly due to reduced forestry maintenance expenses, in turn driven by lower need of physical planting activity (silviculture) and lower standing-wood purchase volumes, as a result of the standing-wood swap transaction disclosed in the Material Fact dated August 6, 2025.

The “Expansion, Modernization and Other” line item includes the projected disbursements for 2026 related to information technology, industrial and forestry modernization projects, in addition to residual amounts from projects initiated in prior periods. The reduction in the projected disbursement for 2026 compared to 2025 is largely driven by the lower investment intensity associated with the projects announced in the Material Fact disclosed on October 26, 2023. The amounts of this line presented in the table above do not reflect the impact of the monetization of ICMS tax credits related to the tissue expansion project located in the state of Espírito Santo, object of the aforementioned Material Fact, which is estimated at approximately R$145 million for 2026.

In turn, the “Land and Forests” line item comprises: (i) investments related to the expansion of the forest base throughout the entire first growth cycle of eucalyptus (6–7 years) for future pulp production; (ii) disbursements associated with the standing-wood swap transaction (R$439 million), as disclosed in the Material Fact dated August 6, 2025; and (iii) investments to support the continued expansion strategy of the Company’s forestry base, aimed at enhancing long-term competitiveness and/or optionality of the Company's growth in the long term. The reduction in disbursement planned for 2026 compared to 2025 is explained by the lower expenditure related to the standing-wood swap transaction disclosed in the Material Fact dated August 6, 2025.

The “Cerrado Project” line item mainly includes disbursements related to performance bonuses for exceeding the new mill’s performance parameters, as established in the commercial agreements with suppliers.

These estimates will be included in item 3 of the Company’s Reference Form and published on the CVM website (http://www.cvm.gov.br/) and the Company’s Investor Relations website (http://ir.suzano.com.br), within the legal timeframe.

By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency in its relations with shareholders, investors and the market, and will keep them adequately informed of any later decision that significantly changes the abovementioned Capex estimated for the year.

The Capex estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These Capex estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates," "believes," "expects," "foresees," "intends," "plans," "projects," "aims," "shall" and other similar terms aim to identify such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above could cause actual results to differ from the estimates presented here.

São Paulo, December 09, 2025.

Marcos Moreno Chagas Assumpção
Vice President - Finance and Investor Relations